                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 1)*



                                   Valero L.P.
-------------------------------------------------------------------------------
                                (Name of Issuer)

              Common Units representing limited partner interests
-------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                  91913W 10 4
                      ------------------------------------
                                 (CUSIP Number)


                                Jay D. Browning
                           Valero Energy Corporation
                                One Valero Place
                            San Antonio, Texas 78212
                                 (210) 370-2000
-------------------------------------------------------------------------------
      (Name, Address and Telephone Number of Person Authorized to Receive
                          Notices and Communications)


                                 March 18, 2003
                       --------------------------------
                  (Date of Event which Requires Filing of this
                                   Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box o.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. Seess.240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                 SCHEDULE 13D


CUSIP NO.                               91913W 10 4          PAGE 2 OF 22 PAGES

-------------------------------------------------------------------------------
1       NAME OF REPORTING PERSON
        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
                   Valero Energy Corporation
-------------------------------------------------------------------------------
2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
                                                                (a) [ ]
                                                                (b) [ ]
-------------------------------------------------------------------------------
3       SEC USE ONLY


-------------------------------------------------------------------------------
4       SOURCE OF FUNDS *
                   OO
-------------------------------------------------------------------------------
5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
        ITEMS 2(D) OR  2(E)                                        [ ]

-------------------------------------------------------------------------------
6       CITIZENSHIP OR PLACE OF ORGANIZATION
                   Delaware
-------------------------------------------------------------------------------
           NUMBER OF             7       SOLE VOTING POWER
            SHARES                         614,572 Common Units of Valero L.P.
         BENEFICIALLY            ----------------------------------------------
           OWNED BY              8       SHARED VOTING POWER
             EACH                                 -0-
           REPORTING             ----------------------------------------------
            PERSON               9       SOLE DISPOSITIVE POWER
             WITH                        614,572 Common Units of Valero L.P.
                                 ----------------------------------------------
                                 10      SHARED DISPOSITIVE POWER
                                                  -0-
-------------------------------------------------------------------------------
11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                   614,572 Common Units of Valero L.P.
-------------------------------------------------------------------------------
12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES *
                                                                        [ ]
-------------------------------------------------------------------------------
13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                   5.29%
-------------------------------------------------------------------------------
14      TYPE OF REPORTING PERSON *

                   HC, CO
-------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                 SCHEDULE 13D


CUSIP NO.                               91913W 10 4          PAGE 3 OF 22 PAGES

-------------------------------------------------------------------------------
1       NAME OF REPORTING PERSON
        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
                TPI Petroleum, Inc.
-------------------------------------------------------------------------------
2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
                                                                (a) [ ]
                                                                (b) [ ]
-------------------------------------------------------------------------------
3       SEC USE ONLY


-------------------------------------------------------------------------------
4       SOURCE OF FUNDS *
                   OO
-------------------------------------------------------------------------------
5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
        ITEMS 2(D) OR  2(E)                                        [ ]

-------------------------------------------------------------------------------
6       CITIZENSHIP OR PLACE OF ORGANIZATION
                Michigan
-------------------------------------------------------------------------------
           NUMBER OF             7       SOLE VOTING POWER
            SHARES                                -0-
         BENEFICIALLY            ----------------------------------------------
           OWNED BY              8       SHARED VOTING POWER
             EACH                        614,572 Common Units of Valero L.P.
           REPORTING             ----------------------------------------------
            PERSON               9       SOLE DISPOSITIVE POWER
             WITH                                 -0-
                                 ----------------------------------------------
                                 10      SHARED DISPOSITIVE POWER
                                         614,572 Common Units of Valero L.P.
-------------------------------------------------------------------------------
11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                   614,572 Common Units of Valero L.P.
-------------------------------------------------------------------------------
12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES *
                                                                  [ ]
-------------------------------------------------------------------------------
13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                   5.29%
-------------------------------------------------------------------------------
14      TYPE OF REPORTING PERSON *

                   HC, CO
-------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                 SCHEDULE 13D


CUSIP NO.                               91913W 10 4          PAGE 4 OF 22 PAGES

-------------------------------------------------------------------------------
1       NAME OF REPORTING PERSON
        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
               Diamond Shamrock Refining and Marketing Company
-------------------------------------------------------------------------------
2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
                                                                (a) [ ]
                                                                (b) [ ]
-------------------------------------------------------------------------------
3       SEC USE ONLY


-------------------------------------------------------------------------------
4       SOURCE OF FUNDS *
                   OO
-------------------------------------------------------------------------------
5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
        ITEMS 2(D) OR  2(E)                                        [ ]

-------------------------------------------------------------------------------
6       CITIZENSHIP OR PLACE OF ORGANIZATION
                   Delaware
-------------------------------------------------------------------------------
           NUMBER OF             7       SOLE VOTING POWER
            SHARES                                -0-
         BENEFICIALLY            ----------------------------------------------
           OWNED BY              8       SHARED VOTING POWER
             EACH                         614,572 Common Units of Valero L.P.
           REPORTING             ----------------------------------------------
            PERSON               9       SOLE DISPOSITIVE POWER
             WITH                                 -0-
                                 ----------------------------------------------
                                 10      SHARED DISPOSITIVE POWER
                                          614,572 Common Units of Valero L.P.
-------------------------------------------------------------------------------
11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                   614,572 Common Units of Valero L.P.
-------------------------------------------------------------------------------
12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES *
                                                                     [ ]
-------------------------------------------------------------------------------
13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                   5.29%
-------------------------------------------------------------------------------
14      TYPE OF REPORTING PERSON *

                   HC, CO
-------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                 SCHEDULE 13D


CUSIP NO.                               91913W 10 4          PAGE 5 OF 22 PAGES

-------------------------------------------------------------------------------
1       NAME OF REPORTING PERSON
        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
             Sigmor Corporation
-------------------------------------------------------------------------------
2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
                                                                (a) [ ]
                                                                (b) [ ]
-------------------------------------------------------------------------------
3       SEC USE ONLY


-------------------------------------------------------------------------------
4       SOURCE OF FUNDS *
                   OO
-------------------------------------------------------------------------------
5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
        ITEMS 2(D) OR  2(E)                                        [ ]

-------------------------------------------------------------------------------
6       CITIZENSHIP OR PLACE OF ORGANIZATION
                   Delaware
-------------------------------------------------------------------------------
           NUMBER OF             7       SOLE VOTING POWER
            SHARES                                -0-
         BENEFICIALLY            ----------------------------------------------
           OWNED BY              8       SHARED VOTING POWER
             EACH                        614,572 Common Units of Valero L.P.
           REPORTING             ----------------------------------------------
            PERSON               9       SOLE DISPOSITIVE POWER
             WITH                                 -0-
                                 ----------------------------------------------
                                 10      SHARED DISPOSITIVE POWER
                                         614,572 Common Units of Valero L.P.
-------------------------------------------------------------------------------
11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                   614,572 Common Units of Valero L.P.
-------------------------------------------------------------------------------
12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES *
                                                                    [ ]
-------------------------------------------------------------------------------
13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                   5.29%
-------------------------------------------------------------------------------
14      TYPE OF REPORTING PERSON *

                   HC, CO
-------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                 SCHEDULE 13D


CUSIP NO.                               91913W 10 4          PAGE 6 OF 22 PAGES

-------------------------------------------------------------------------------
1       NAME OF REPORTING PERSON
        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
              The Shamrock Pipe Line Corporation
-------------------------------------------------------------------------------
2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
                                                                (a) [ ]
                                                                (b) [ ]
-------------------------------------------------------------------------------
3       SEC USE ONLY


-------------------------------------------------------------------------------
4       SOURCE OF FUNDS *
                   OO
-------------------------------------------------------------------------------
5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
        ITEMS 2(D) OR  2(E)                                        [ ]

-------------------------------------------------------------------------------
6       CITIZENSHIP OR PLACE OF ORGANIZATION
                   Delaware
-------------------------------------------------------------------------------
           NUMBER OF             7       SOLE VOTING POWER
            SHARES                                -0-
         BENEFICIALLY            ----------------------------------------------
           OWNED BY              8       SHARED VOTING POWER
             EACH                        614,572 Common Units of Valero L.P.
           REPORTING             ----------------------------------------------
            PERSON               9       SOLE DISPOSITIVE POWER
             WITH                                 -0-
                                 ----------------------------------------------
                                 10      SHARED DISPOSITIVE POWER
                                         614,572 Common Units of Valero L.P.
-------------------------------------------------------------------------------
11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                   614,572 Common Units of Valero L.P.
-------------------------------------------------------------------------------
12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES *
                                                                     [ ]
-------------------------------------------------------------------------------
13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                   5.29%
-------------------------------------------------------------------------------
14      TYPE OF REPORTING PERSON *

                   HC, CO
-------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                 SCHEDULE 13D


CUSIP NO.                               91913W 10 4          PAGE 7 OF 22 PAGES

-------------------------------------------------------------------------------
1       NAME OF REPORTING PERSON
        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
            Diamond Shamrock Refining Company, L.P.
-------------------------------------------------------------------------------
2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
                                                                (a) [ ]
                                                                (b) [ ]
-------------------------------------------------------------------------------
3       SEC USE ONLY


-------------------------------------------------------------------------------
4       SOURCE OF FUNDS *
                   OO
-------------------------------------------------------------------------------
5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
        ITEMS 2(D) OR  2(E)                                        [ ]

-------------------------------------------------------------------------------
6       CITIZENSHIP OR PLACE OF ORGANIZATION
                   Delaware
-------------------------------------------------------------------------------
           NUMBER OF             7       SOLE VOTING POWER
            SHARES                                -0-
         BENEFICIALLY            ----------------------------------------------
           OWNED BY              8       SHARED VOTING POWER
             EACH                        614,572 Common Units of Valero L.P.
           REPORTING             ----------------------------------------------
            PERSON               9       SOLE DISPOSITIVE POWER
             WITH                                 -0-
                                 ----------------------------------------------
                                 10      SHARED DISPOSITIVE POWER
                                         614,572 Common Units of Valero L.P.
-------------------------------------------------------------------------------
11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                   614,572 Common Units of Valero L.P.
-------------------------------------------------------------------------------
12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES *
                                                                     [ ]
-------------------------------------------------------------------------------
13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                   5.29%
-------------------------------------------------------------------------------
14      TYPE OF REPORTING PERSON *

                   HC, CO
-------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                 SCHEDULE 13D


CUSIP NO.                               91913W 10 4          PAGE 8 OF 22 PAGES

-------------------------------------------------------------------------------
1       NAME OF REPORTING PERSON
        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
          TPI Pipeline Corporation
-------------------------------------------------------------------------------
2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
                                                                (a) [ ]
                                                                (b) [ ]
-------------------------------------------------------------------------------
3       SEC USE ONLY


-------------------------------------------------------------------------------
4       SOURCE OF FUNDS *
                   OO
-------------------------------------------------------------------------------
5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
        ITEMS 2(D) OR  2(E)                                        [ ]

-------------------------------------------------------------------------------
6       CITIZENSHIP OR PLACE OF ORGANIZATION
                   Michigan
-------------------------------------------------------------------------------
           NUMBER OF             7       SOLE VOTING POWER
            SHARES                                -0-
         BENEFICIALLY            ----------------------------------------------
           OWNED BY              8       SHARED VOTING POWER
             EACH                        614,572 Common Units of Valero L.P.
           REPORTING             ----------------------------------------------
            PERSON               9       SOLE DISPOSITIVE POWER
             WITH                                 -0-
                                 ----------------------------------------------
                                 10      SHARED DISPOSITIVE POWER
                                         614,572 Common Units of Valero L.P.
-------------------------------------------------------------------------------
11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                   614,572 Common Units of Valero L.P.
-------------------------------------------------------------------------------
12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES *
                                                                     [ ]
-------------------------------------------------------------------------------
13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                   5.29%
-------------------------------------------------------------------------------
14      TYPE OF REPORTING PERSON *

                   HC, CO
-------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

z                                 SCHEDULE 13D


CUSIP NO.                               91913W 10 4          PAGE 9 OF 22 PAGES

-------------------------------------------------------------------------------
1       NAME OF REPORTING PERSON
        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
              UDS Logistics, LLC
-------------------------------------------------------------------------------
2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
                                                                (a) [ ]
                                                                (b) [ ]
-------------------------------------------------------------------------------
3       SEC USE ONLY


-------------------------------------------------------------------------------
4       SOURCE OF FUNDS *
                   OO
-------------------------------------------------------------------------------
5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
        ITEMS 2(D) OR  2(E)                                        [ ]

-------------------------------------------------------------------------------
6       CITIZENSHIP OR PLACE OF ORGANIZATION
                   Delaware
-------------------------------------------------------------------------------
           NUMBER OF             7       SOLE VOTING POWER
            SHARES                                -0-
         BENEFICIALLY            ----------------------------------------------
           OWNED BY              8       SHARED VOTING POWER
             EACH                        614,572 Common Units of Valero L.P.
           REPORTING             ----------------------------------------------
            PERSON               9       SOLE DISPOSITIVE POWER
             WITH                                 -0-
                                 ----------------------------------------------
                                 10      SHARED DISPOSITIVE POWER
                                         614,572 Common Units of Valero L.P.
-------------------------------------------------------------------------------
11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                   614,572 Common Units of Valero L.P.
-------------------------------------------------------------------------------
12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES *
                                                                     [ ]
-------------------------------------------------------------------------------
13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                   5.29%
-------------------------------------------------------------------------------
14      TYPE OF REPORTING PERSON *

                   HC, CO
-------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                                            Page 10 of 22 Pages
Item 1.  Security and Issuer

         This Amendment No.1 (the "Amendment") to Schedule 13D is being filed by Valero Energy Corporation ("Valero Energy") and certain of its subsidiaries, TPI Petroleum, Inc., Diamond Shamrock Refining and Marketing Company, Sigmor Corporation, The Shamrock Pipe Line Corporation, Diamond Shamrock Refining Company, L.P., TPI Pipeline Corporation and UDS Logistics, LLC (collectively, the "Subsidiaries" and together with Valero Energy, the "Reporting Persons") to amend the Schedule 13D that was previously filed on January 10, 2002. This statement relates to the common units representing limited partner interests (the "Common Units") of Valero L.P., a Delaware limited partnership (the "Partnership"), which has its principal executive offices at One Valero Place 1604 West, San Antonio, Texas 78212.

Item 2.  Identity and Background

         The information previously furnished in response to Item 2 is amended to add the following:

         On March 18, 2003, the Partnership redeemed 3,809,750 Common Units pursuant to the Common Unit Redemption Agreement (the "Redemption Agreement") dated as of March 12, 2003, among the Partnership and UDS Logistics, LLC, a Delaware limited liability company ("UDS Logistics"). For approximately $134.1 million, the Partnership redeemed from UDS Logistics 3,809,750 Common Units at a price of $35.19 per unit, which is equal to the net proceeds per unit, after underwriting discounts and commissions, received by the Partnership in a public offering of 5,750,000 of the Partnership's Common Units. An Underwriting Agreement (see below) with respect to the Common Unit offering was entered into immediately prior to the execution of the Redemption Agreement. The closing of the redemption took place immediately after the closing of the Common Unit offering on March 18, 2003. The redemption reduced the amount of Common Units Valero Energy beneficially owns through UDS Logistics from 4,424,322 to 614,572 Common Units, reducing Valero Energy's ownership of the Partnership's Common Units from 46.1% to 5.29%, assuming the overallotment option granted to the underwriters in the public offering of Common Units is not exercised. The Redemption Agreement is incorporated by reference into this Amendment No. 1 from Exhibit No. 10.1 to the Partnership's Current Report on Form 8-K filed on March 17, 2003. Schedule I is amended and restated as attached hereto. Appendices A through G are hereby amended and restated as attached hereto.


Item 4.  Purpose of Transaction

         The information previously furnished in response to Item 4 is amended to add the following:

         See Item 2.

         Pursuant to the Redemption Agreement, the Partnership redeemed 3,809,750 Common Units from UDS Logistics at a price of $35.19 per unit, which is equal to the net proceeds per unit received by the Partnership in a concurrent underwritten public offering of 5,750,000 Common Units, after underwriting discount and commissions. The purpose of the Common Unit redemption was to decrease Valero Energy's aggregate ownership of all partner interests of the Partnership to 49.5% or less. Valero Energy continues to own and control the general partner of the Partnership and thus continues to control and manage the Partnership.

Item 5.  Interest in Securities of the Partnership

         The information previously furnished in response to Item 5 is amended to add the following:

         The Reporting Persons are deemed to be the beneficial owners of 614,572 Common Units, which constitute approximately 5.29% of the total issued and outstanding Common Units as of March 18, 2003 (based on 11,624,822 Common Units outstanding after giving effect to the redemption and the Common Unit offering). The Reporting Persons also hold, through UDS Logistics, 9,599,322 subordinated limited partner interests in the Partnership.

                                                            Page 11 of 22 Pages


         Item 6. Contracts, Arrangements, Understandings or Relationships with respect to Securities of the Company

         The information previously furnished in response to Item 6 is amended to add the following:

         In addition to the Redemption Agreement, the Partnership has entered into an Underwriting Agreement (the "Underwriting Agreement") dated March 12, 2003 with Lehman Brothers Inc., Goldman, Sachs & Co., Morgan Stanley & Co. Incorporated, Salomon Smith Barney Inc., UBS Warburg LLC, Credit Suisse First Boston LLC, RBC Dain Rauscher Inc., and Sanders Morris Harris Inc. (collective, the "Underwriters") pursuant to which the Partnership has agreed to grant to the Underwriters an option (the "Option") to purchase 862,500 Common Units (the "Option Units") at $36.75 per unit. The Option will expire 30 days after the date of the Underwriting Agreement.

         The Chairman, the President, the Executive Vice President and Chief Operating Officer and an employee of Valero Energy are also directors of the Partnership.

         The Executive Vice President and Chief Operating Officer, the Vice President--Finance and two employees of Valero Energy are also executive officers of the Partnership.

         Except as set forth in the Partnership's agreement of limited partnership, as amended and restated to the date hereof, or in the exhibits hereto, none of the Reporting Persons, nor to the best knowledge and belief of the Reporting Persons, any of their respective directors or executive officers, is a party to any other contract, arrangement, understanding or relationship with respect to any securities of the Partnership, except for interests in restricted units and unit options granted by the Partnership to its executive officers and directors who are affiliated with Valero Energy.


Item 7.  Material to be filed as Exhibits

         The information previously furnished in response to this item is amended by adding reference to the following new exhibit being filed with this Amendment No.1:

              Exhibit I: Common Unit Redemption Agreement dated as of March 12, 2003, among UDS Logistics, LLC and the Partnership, incorporated herein by reference from Exhibit No. 10.1 to the Partnership's Current Report on Form 8-K filed on March 17, 2003.

                                                            Page 12 of 22 Pages

                                   SIGNATURE

         After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Date: March 25, 2003             VALERO ENERGY CORPORATION



                                 By: /s/ Jay D. Browning
                                 Name: Jay D. Browning
                                 Title: Vice President and Corporate Secretary


                                 TPI PETROLEUM, INC.


                                 By: /s/ Jay D. Browning
                                 Name: Jay D. Browning
                                 Title: Vice President and Secretary



                                 DIAMOND SHAMROCK REFINING AND MARKETING COMPANY



                                 By: /s/ Jay D. Browning
                                 Name: Jay D. Browning
                                 Title: Vice President and Secretary



                                 SIGMOR CORPORATION



                                 By: /s/ Jay D. Browning
                                 Name: Jay D. Browning
                                 Title: Vice President and Secretary


                                 THE SHAMROCK PIPE LINE CORPORATION



                                 By: /s/ Jay D. Browning
                                 Name: Jay D. Browning
                                 Title: Vice President and Secretary

                                                            Page 13 of 22 Pages

                                 DIAMOND SHAMROCK REFINING COMPANY, L.P.



                                 By: /s/ Jay D. Browning
                                 Name: Jay D. Browning
                                 Title: Vice President and Secretary



                                 TPI PIPELINE CORPORATION



                                 By: /s/ Jay D. Browning
                                 Name: Jay D. Browning
                                 Title: Vice President and Secretary



                                 UDS LOGISTICS, LLC


                                 By:  /s/ Corky Davis
                                 Name: Corky Davis
                                 Title: Secretary

                                                            Page 14 of 22 Pages

                                   SCHEDULE I

NAME                            STATE OF           BUSINESS ADDRESS
----                            INCORPORATION      ----------------
                                -------------
Valero Energy Corporation       Delaware           One Valero Place
                                                   San Antonio, Texas 78212

                                                   One Valero Place
TPI Petroleum, Inc.             Michigan           San Antonio, Texas 78212

Diamond Shamrock Refining       Delaware           One Valero Place
  and Marketing Company                            San Antonio, Texas 78212

                                                   One Valero Place
Sigmor Corporation              Delaware           San Antonio, Texas 78212

The Shamrock Pipe Line          Delaware           One Valero Place
 Corporation                                       San Antonio, Texas 78212

Diamond Shamrock Refining       Delaware           One Valero Place
  Company, L.P.                                    San Antonio, Texas 78212

TPI Pipeline Corporation        Michigan           One Valero Place
                                                   San Antonio, Texas 78212

UDS Logistics, LLC              Delaware           5801 Osuna Road, NE
                                                   Suite A-102
                                                   Albuquerque, NM 87109-2587

                                                            Page 15 of 22 Pages

                                   APPENDIX A


Executive Officers and Directors of Valero Energy Corporation

NAME                              OFFICE
----                              ------
William E. Greehey                Chairman of the Board, Chief Executive Officer and Director
Gregory C. King                   President
Keith D. Booke                    Executive Vice President and Chief Administrative Officer
John D. Gibbons                   Executive Vice President and Chief Financial Officer
William R. Klesse                 Executive Vice President and Chief Operating Officer
Gary L. Arthur, Jr.               Senior Vice President--Marketing
Robert S. Beadle                  Senior Vice President--Crude and Feedstock Supply and Trading
Mary Rose Brown                   Senior Vice President--Corporate Communications
Michael S. Ciskowski              Senior Vice President--Corporate Development
S. Eugene Edwards                 Senior Vice President--Supply and Trading
John F. Hohnholt                  Senior Vice President--Development and Planning & Economics
Richard J. Marcogliese            Senior Vice President--Refining Operations
Kenneth A. Applegate              Vice President--Wholesale Marketing
Steven A. Blank                   Vice President--Finance
Kimberly S. Bowers                Vice President--Legal Services and Assistant Secretary
Jay D. Browning                   Vice President and Secretary
Clayton E. Killinger              Vice President and Controller
Stephan F. Motz                   Vice President--Retail Marketing
William H. Zesch                  Vice President and Chief Information Officer
Donna M. Titzman                  Treasurer
J. Stephen Gilbert                Assistant Secretary and Disclosure and Compliance Officer
E. Glenn Biggs                    Director
W. E. Bradford                    Director
Ronald Calgaard                   Director
Donald M. Carlton                 Director
Jerry D. Choate                   Director
W.H. Clark                        Director
Robert G. Dettmer                 Director
Ruben M. Escobedo                 Director
Bob Marbut                        Director
Susan Kaufman Purcell             Director


         Each of the foregoing persons is a United States citizen with the exception of Mr. Motz, who is a Canadian citizen. The principal business address of each of the above officers is One Valero Place, San Antonio, Texas 78212, and the present principal occupation or employment of each such offer is serving as an employee of Valero Energy Corporation.

         The principal business address of E. Glenn Biggs is 745 E. Mulberry Ave., Suite 320, San Antonio, TX 78212, and he is the President of Biggs & Co., a corporation engaged in developmental projects and financial planning.

                                                            Page 16 of 22 Pages

         The principal address of W.E. Bradford is 5500 Preston Road, Suite 260, Dallas, Texas 75205, and he is retired.

         The principal business address of Ronald K. Calgaard is 755 E. Mulberry Ave., Suite 400, San Antonio, Texas 78212, and he is the Chief Operating Officer of Austin, Calvert & Flavin, Inc., a business engaged in financial advisory services.

         The principal address of Donald M. Carlton is P.O. Box 201088, Austin, Texas 78720-1088, and he is retired.

         The principal address of Jerry D. Choate is 33971 Selva Rd., Suite 130, Dana Point, CA 92629, and he is retired.

         The principal business address of W. "H" Clark is 20 South Clark Street, Suite 2222, Two First National Plaza, Chicago, IL 60603, and he is the President of W.H. Clark Associates, Ltd., a business engaged in investment activities.

         The principal address of Robert G. Dettmer is 80 Round Hill Road, Greenwich, Connecticut 06831, and he is retired.

         The principal business address of Ruben M. Escobedo is 745 E. Mulberry, Suite #777, San Antonio, Texas 78212-3166, and he is the President of Ruben Escobedo & Company, a public accounting firm.

         The principal business address of Bob Marbut is 200 Concord Plaza, Suite 700, San Antonio, Texas 78216, and he is the Chairman and Chief Executive Officer of Argyle Communications, Inc., a corporation engaged in broadcasting and publishing.

         The principal business address of Susan Kaufman Purcell is 680 Park Avenue, New York, NY 10021, and she is the Vice President of Americas Society, a not-for-profit organization.

                                                            Page 17 of 22 Pages


                                   APPENDIX B


Executive Officers and Directors of TPI Petroleum, Inc.


NAME                        OFFICE
----                        ------
William E. Greehey          Chief Executive Officer and President
John D. Gibbons             Executive Vice President
Gregory C. King             Executive Vice President and Director
William R. Klesse           Executive Vice President, Director and Chairman
                              of the Board
Michael S. Ciskowski        Senior Vice President
John F. Hohnholt            Senior Vice President
Richard J. Marcogliese      Senior Vice President
William H. Zesch            Senior Vice President
Charles (Hal) Adams         Vice President
Jay D. Browning             Vice President and Secretary
Clayton E. Killinger        Vice President and Controller
Charles F. LeRoy            Vice President
Martin E. Loeber            Vice President
Norman L. Renfro            Vice President
T. Wyatt Stripling          Vice President and Tax Director
Donna M. Titzman            Vice President and Treasurer

         Each of the foregoing persons is a United States citizen. The principal business address of each such persons is One Valero Place, San Antonio, Texas 78212 and the present principal occupation or employment of each such person is their position or positions as an executive officer and/or director of TPI Petroleum, Inc. and, if applicable, other affiliates of Valero Energy Corporation.

                                                            Page 18 of 22 Pages


                                   APPENDIX C


Executive Officers and Directors of Diamond Shamrock Refining and Marketing Company


NAME                        OFFICE
----                        ------
William E. Greehey          Chief Executive Officer and President
John D. Gibbons             Executive Vice President
Gregory C. King             Executive Vice President and Director
William R. Klesse           Executive Vice President, Director and Chairman
                              of the Board
Gary L. Arthur, Jr.         Senior Vice President and Director
Robert. S. Beadle           Senior Vice President
Michael S. Ciskowski        Senior Vice President
S. Eugene Edwards           Senior Vice President
Wade E. Upton               Senior Vice President
William H. Zesch            Senior Vice President
Charles (Hal) Adams         Vice President
Curtis V. Anastasio         Vice President
Kenneth A. Applegate        Vice President
Steven A. Blank             Vice President
James R. Bluntzer           Vice President
Paul W. Brattlof            Vice President
Jay D. Browning             Vice President and Secretary
Dennis E. Dominic           Vice President
Ronald A. Frisk             Vice President
Gregory W. Kaneb            Vice President
Clayton E. Killinger        Vice President and Controller
Martin E. Loeber            Vice President
Norman L. Renfro            Vice President
Craig A. Stanich            Vice President
Michael T. Stone            Vice President
T. Wyatt Stripling          Vice President and Tax Director
Cheryl L. Thomas            Vice President
Donna M. Titzman            Vice President and Treasurer

         Each of the foregoing persons is a United States citizen. The principal business address of each such persons is One Valero Place, San Antonio, Texas 78212, and the present principal occupation or employment of each such person is their position or positions as an executive officer and/or director of Diamond Shamrock Refining and Marketing Company and, if applicable, other affiliates of Valero Energy Corporation.

                                                            Page 19 of 22 Pages


                                   APPENDIX D

Executive Officers and Directors of Sigmor Corporation

NAME                        OFFICE
----                        ------
Gary L. Arthur, Jr.         Chief Executive Officer, President and Director
John D. Gibbons             Executive Vice President
Gregory C. King             Executive Vice President and Director
Curtis V. Anastasio         Vice President
Steven A. Blank             Vice President
Jay D. Browning             Vice President and Secretary
Clayton E. Killinger        Vice President and Controller
Douglas M. Miller           Vice President and Director
Stephan F. Motz             Vice President
T. Wyatt Stripling          Vice President and Tax Director
Cheryl L. Thomas            Vice President
Donna M. Titzman            Vice President and Treasurer

         Each of the foregoing persons is a United States citizen with the exception of Mr. Motz, who is a Canadian citizen. The principal business address of each such persons is One Valero Place, San Antonio, Texas 78212, and the present principal occupation or employment of each such person is their position or positions as an executive officer and/or director of Sigmor Corporation and, if applicable, other affiliates of Valero Energy Corporation.

                                                            Page 20 of 22 Pages

                                   APPENDIX E

Executive Officers and Directors of The Shamrock Pipe Line Corporation


NAME                         OFFICE

William R. Klesse            Chief Executive Officer, President, Director and
                               Chairman of the Board
John D. Gibbons              Executive Vice President
Gregory C. King              Executive Vice President and Director
Michael S. Ciskowski         Senior Vice President
Richard J. Marcogliese       Senior Vice President
William H. Zesch             Senior Vice President
Curtis V. Anastasio          Vice President
James R. Bluntzer            Vice President
Jay D. Browning              Vice President and Secretary
Clayton E. Killinger         Vice President and Controller
Rodney L. Reese              Vice President
Norman L. Renfro             Vice President
T. Wyatt Stripling           Vice President and Tax Director
Donna M. Titzman             Vice President and Treasurer

         Each of the foregoing persons is a United States citizen. The principal business address of each such persons is One Valero Place, San Antonio, Texas 78212, and the present principal occupation or employment of each such person is their position or positions as an executive officer and/or director of The Shamrock Pipe Line Corporation and, if applicable, other affiliates of Valero Energy Corporation.

                                                            Page 21 of 22 Pages

                                   APPENDIX F

Executive Officers and Directors of TPI Pipeline Corporation

NAME                            OFFICE
----                            ------
William R. Klesse               Chief Executive Officer, President, Director
                                  and Chairman of the Board
John D. Gibbons                 Executive Vice President
Gregory C. King                 Executive Vice President and Director
Michael S. Ciskowski            Senior Vice President
Richard J. Marcogliese          Senior Vice President
William H. Zesch                Senior Vice President
Curtis V. Anastasio             Vice President
James R. Bluntzer               Vice President
Jay D. Browning                 Vice President and Secretary
Clayton E. Killinger            Vice President and Controller
Rodney L. Reese                 Vice President
Norman L. Renfro                Vice President
T. Wyatt Stripling              Vice President and Tax Director
Donna M. Titzman                Vice President and Treasurer

         Each of the foregoing persons is a United States citizen. The principal business address of each such persons is One Valero Place, San Antonio, Texas 78212, and the present principal occupation or employment of each such person is their position or positions as an executive officer and/or director of TPI Pipeline Corporation and, if applicable, other affiliates of Valero Energy Corporation.

                                                            Page 22 of 22 Pages


                                   APPENDIX G

Executive Officers of UDS Logistics, LLC

NAME                           OFFICE
----                           ------
Raymond F. Gaddy               President
Corky Davis                    Secretary and Treasurer


         Each of the foregoing persons is a United States citizen. The principal business address of each such persons is 5801 Osuna Road, NE, Suite A-102, Albuquerque, NM 87109-2587, and the present principal occupation or employment of each such person is their position or positions as an executive officer of UDS Logistics, LLC and, if applicable, other affiliates of Valero Energy Corporation.